SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     T                                 Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                   No     T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement of profit warning in respect of the annual results of the year 2008 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 22, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: January 23, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement
Profit Warning in respect of the Annual Results of The Year 2008

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.          Predicted results for the period in issue

1.	Results prediction period: 1 January 2008 to 31 December 2008

2.
Results prediction position: according to the preliminary calculations of the Financial Department of China Petroleum & Chemical Corporation (the “Company”), the net profit for the year 2008 will decrease by more than 50% compared to the corresponding period of previous year.

3.	The results prediction has not been audited by registered accountants.

II.         Results of the corresponding period of previous year

1.
Net profit attributable to the Company´s shareholders: RMB 54.947 billion based on the PRC Accounting Standards; approximately RMB56.533 billion based on the International Financial Reporting Standards.

2.	Earnings per share: RMB 0.634 based on the PRC Accounting Standards; approximately RMB0.65 based on the International Financial Reporting Standards.

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III.          Reasons for the decrease

During the first half of 2008, the international crude oil prices had been continuously climbing. Due to the strict control over refined oil prices in the People’s Republic of China (the “PRC”), a distortion to the correlation of the refined oil prices and crude oil prices occurred. The Company has taken various measures to guarantee the supply for the refined oil market in the PRC, which resulted in great losses in the oil-refinery business. Moreover, in the second half of 2008, the price of and the demand for the chemical products declined significantly. A massive decline occurred in overall results of the Company in the year 2008 compared to the corresponding period of previous year.

The specific data will be disclosed in detail in the annual report of 2008. Investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 22 January 2009

As at the date of this Announcement, the directors of the Company are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

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